Exhibit 99.1

Annual and Special Meeting of Shareholders of

PRECISION DRILLING CORPORATION

May 12, 2011

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

In respect of the annual and special meeting (the "Meeting") of holders of common shares of Precision Drilling Corporation (the "Corporation"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

Description of Matter		Votes For	Percent	Votes Against/ Withheld	Percent
1.	Ordinary resolution to approve the election of the following nominees to serve as the directors of the Corporation for the ensuing year, or until successors are duly elected or appointed:
	William T. Donovan	192,547,337	99.66%	663,551	0.34%
	Brian J. Gibson	192,564,671	99.67%	646,217	0.33%
	Robert J.S. Gibson	192,509,495	99.64%	701,393	0.36%
	Allen R. Hagerman	192,674,786	99.72%	536,102	0.28%
	Stephen J.J. Letwin	192,024,556	99.39%	1,186,332	0.61%
	Patrick M. Murray	192,638,794	99.70%	572,094	0.30%
	Kevin A. Neveu	192,408,922	99.58%	801,966	0.42%
	Frederick W. Pheasey	192,624,383	99.70%	586,505	0.30%
	Robert L. Phillips	174,867,612	90.51%	18,343,276	9.49%
	Trevor M. Turbidy	192,489,914	99.63%	720,974	0.37%
2.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.	210,535,056	99.20%	1,690,306	0.80%
3.	Ordinary resolution to approve the adoption of a new deferred share unit plan of the Corporation.	188,969,280	97.80%	4,241,252	2.20%
4.	Advisory resolution to approve the Corporation's approach to executive compensation.	189,829,226	98.25%	3,381,305	1.75%